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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(h) of the Investment Company Act of 1940

|_| Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

(Print or Type Responses)
________________________________________________________________________________
1.   Name and Address of Reporting Person*

   Perry                            Richard                C.
--------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)

                                c/o Perry Capital
                              599 Lexington Avenue
--------------------------------------------------------------------------------
                                    (Street)

  New York                         New York              10022
--------------------------------------------------------------------------------
   (City)                           (State)              (Zip)

________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

     Natus Medical, Inc.  (Ticker: BABY)
________________________________________________________________________________
3.   I.R.S. Identification Number of Reporting Person, if an entity (voluntary)


________________________________________________________________________________
4.   Statement for Month/Day/Year

     03/13/03
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Day/Year)


________________________________________________________________________________
6.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     |_|  Director                             |X|  10% Owner
     |_|  Officer (give title below)           |_|  Other (specify below)

     ____________________________________________________________________
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check Applicable line)

     |_|  Form Filed by One Reporting Person
     |X|  Form Filed by More than One Reporting Person
________________________________________________________________________________

================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                             5.
                                                                                             Amount of      6.
                                                             4.                              Securities     Owner-
                                                             Securities Acquired (A) or      Beneficially   ship
                                     2A.        3.           Disposed of (D)                 Owned          Form:     7.
                          2.         Deemed     Transaction  (Instr. 3, 4 and 5)             Following      Direct    Nature of
                          Trans-     Execution  Code         -----------------------------   Reported       (D) or    Indirect
1.                        action     Date, if   (Instr. 8)                   (A)             Transaction(s) Indirect  Beneficial
Title of Security         Date       any        ------------                 or              (Instr. 3 &    (I)       Ownership
(Instr. 3)                (mm/dd/yy) (mm/dd/yy)  Code     V      Amount      (D)    Price     Instr.4)      (Instr.4) (Instr.4)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value   03/13/03   N/A         P               10,105      A       $3.31   (2)            I         By Perry
$0.001 per share                                                                                                      Partners,
                                                                                                                      L.P. (3)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value   03/13/03   N/A         P               32,680      A       $3.31   (2)            I         By Perry
$0.001 per share                                                                                                      Partners
                                                                                                                      International,
                                                                                                                      Inc. (3)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value   03/13/03   N/A         P                 215       A       $3.31   (2)            I         By Auda
$0.001 per share                                                                                                      Classics,
                                                                                                                      PLC (3)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value   03/13/03   N/A         P                7,050      A      $3.3358  (2)            I         By Perry
$0.001 per share                                                                                                      Partners,
                                                                                                                      L.P. (3)
------------------------------------------------------------------------------------------------------------------------------------

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====================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*     If the form is filed by more than one reporting person, see Instruction
      4(b)(v).

      Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
            (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                          9.
                                                                                                          Number    10.
                                                                                                          of        Owner-
                                                                                                          deriv-    ship
                                                                                                          ative     Form
             2.                                                                                           Secur-    of
             Conver-                            5.                              7.                        ities     Deriv-   11.
             sion                               Number of                       Title and Amount          Bene-     ative    Nature
             or                                 Derivative    6.                of Underlying     8.      ficially  Secur-   of
             Exer-            3A.      4.       Securities    Date              Securities        Price   Owned     ity:     In-
             cise             Deemed   Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of      Follow-   Direct   direct
             Price   3.       Execut-  action   or Disposed   Expiration Date   ----------------  Deriv-  ing       (D) or   Bene-
1.           of      Trans-   ion      Code     of(D)         (Month/Day/Year)            Amount  ative   Reported  In-      ficial
Title of     Deriv-  action   Date if  (Instr.  (Instr. 3,    ----------------            or      Secur-  Trans-    direct   Owner-
Derivative   ative   Date     any      8)       4 and 5)      Date     Expira-            Number  ity     action(s) (I)      ship
Security     Secur-  (mm/dd/  (mm/dd/  ------   ------------  Exer-    tion               of      (Instr. (Instr.   (Instr.  (Instr.
(Instr. 3)   ity     yy)      yy)      Code V    (A)   (D)    cisable  Date     Title     Shares  5)      4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------
None.
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====================================================================================================================================

Explanation of Responses:

(1)   See Attachment A

(2) Securities beneficially owned by Mr. Perry and Perry Corp. consist of the following:

      (a) 1,288,364 shares of Common Stock owned by Perry Partners, L.P.

      (b) 3,399,227 shares of Common Stock owned by Perry Partners International, Inc.

      (c) 34,809 shares of Common Stock owned by Auda Classics, PLC.

(3) (a) The general partner of Perry Partners, L.P. is Perry Corp., of which Mr. Perry is the President and the sole shareholder. Perry Corp. and Mr. Perry may be deemed to have voting and dispositive power with respect to the shares held by Perry Partners, L.P. Mr. Perry disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein, if any, and this report shall not be deemed an admission that Mr. Perry is the beneficial owner of the shares for purposes of Section 16 of the Securities and Exchange Act of 1934 or for any other purpose.

      (b) The investment manager of Perry Partners International, Inc. is Perry Corp., of which Mr. Perry is the President and the sole shareholder. Perry Corp. and Mr. Perry may be deemed to have voting and dispositive power with respect to the shares held by Perry Partners International, Inc. Mr. Perry disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein, if any, and this report shall not be deemed an admission that Mr. Perry is the beneficial owner of the shares for purposes of Section 16 of the Securities and Exchange Act of 1934 or for any other purpose.

      (c) Perry Corp., of which Mr. Perry is the President and the sole shareholder, holds the power to vote and dispose of the shares held by Auda Classics, PLC pursuant to an investment contract with Auda Classics, PLC. Mr. Perry disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein, if any, and this report shall not be deemed an admission that Mr. Perry is the beneficial owner of the shares for purposes of Section 16 or for any other purpose.


        /s/ Randall Borkenstein                               March 14, 2003
---------------------------------------------            -----------------------
            Randall Borkenstein                                    Date

             Attorney-in-fact

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

                             Joint Filer Information

Name:                        Perry Corp.

Address:                     c/o Perry Capital
                             599 Lexington Avenue
                             New York, NY 10022

Designated Filer:            Richard C. Perry

Issuer & Ticker Symbol:      Natus Medical, Inc. (Ticker: Baby)

Statement for Mo/Date/Year:  March 13, 2003

                                        PERRY CORP.


                                        By: /s/ Randall Borkenstein
                                            ------------------------------------
                                            Name: Randall Borkenstein
                                            Title: Managing Director and Chief
                                                   Financial Officer

                                            Attorney-in-fact

Date: March 14, 2003

                                  ATTACHMENT A

Form 4

Name and Address: Richard C. Perry
                  c/o Perry Capital
                  599 Lexington Avenue
                  New York, NY 10022

Issuer Name & Ticker Symbol:   Natus Medical, Inc. (Ticker: Baby)
Statement for Month/Date/Year: March 13, 2003

================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                             5.
                                                                                             Amount of      6.
                                                             4.                              Securities     Owner-
                                                             Securities Acquired (A) or      Beneficially   ship
                                     2A.        3.           Disposed of (D)                 Owned          Form:     7.
                          2.         Deemed     Transaction  (Instr. 3, 4 and 5)             Following      Direct    Nature of
                          Trans-     Execution  Code         -----------------------------   Reported       (D) or    Indirect
1.                        action     Date, if   (Instr. 8)                   (A)             Transaction(s) Indirect  Beneficial
Title of Security         Date       any        ------------                 or              (Instr. 3 &    (I)       Ownership
(Instr. 3)                (mm/dd/yy) (mm/dd/yy)  Code     V      Amount      (D)    Price     Instr.4)      (Instr.4) (Instr.4)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value   03/13/03   N/A         P               22,800      A      $3.3358  (2)            I         By Perry
$0.001 per share                                                                                                      Partners
                                                                                                                      International,
                                                                                                                      Inc. (3)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value   03/13/03   N/A         P                 150       A      $3.3358  (2)            I         By Auda
$0.001 per share                                                                                                      Classics, PLC
                                                                                                                      (3)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value   03/13/03   N/A         P                 250       A       $3.52   (2)            I         By Perry
$0.001 per share                                                                                                      Partners, L.P.
                                                                                                                      (3)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value   03/13/03   N/A         P                 750       A       $3.52   (2)            I         By Perry
$0.001 per share                                                                                                      Partners
                                                                                                                      International,
                                                                                                                      Inc. (3)
------------------------------------------------------------------------------------------------------------------------------------

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====================================================================================================================================


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